Exhibit 99.25

Protech Home Medical Provides Business update IN RESPONSE TO covid-19 VIRUS

Cincinnati, Ohio – March 18, 2020 – Protech Home Medical Corp. (the “Company” or “Protech”) (TSXV: PTQ), a healthcare services company with operations in the U.S., provides the following business update in the face of the Covid-19 pandemic.

Protech is on the front lines of providing home healthcare in its markets in the United States. Its products are critical for many of its patients. To this point, the President’s guidelines for the next 15 days, issued on March 16, 2020, specifically noted that healthcare services are a critical infrastructure industry as defined by the Department of Homeland Security and employees of companies in this industry have a social responsibility to maintain a normal work schedule to meet service demands. Protech intends to adhere to these guidelines and facilitate in the nation’s response to this pandemic in all respects. Protech places the safety and wellbeing of its employees and patients as the highest priority. Over the past several weeks Protech has modified its current policies and implemented the instructions provided by the Centers for Disease Control and Prevention in order to best protect its employees and patient network.

“These are unprecedented times,” commented CEO and Chairman, Greg Crawford. “We are working diligently to meet the needs of our tens of thousands of patients with a robust and dependable supply chain. I am happy to report today that our supply chain remains stable with sufficient inventory, and our suppliers have confirmed that placed and forecasted orders are currently intact. Furthermore, we are also currently receiving an increase in enquiries from our referral network that are actively seeking to rapidly discharge patients from in hospital care to home care as institutions work to free up hospital beds in preparation for a potentially worsening pandemic situation. We have also been accelerating inventory purchases to safeguard against any potential future supply chain weaknesses and meet potential increased demand. Our balance sheet remains very strong to support us through these unprecedented times.”

“The fundamental nature of our business, providing patients with critical home care products such as ventilators and oxygen, places us in a unique position as it relates to this pandemic. All social stakeholders are keen to see such patients receive effective treatment outside of hospitals. This is what places us on the front lines of ensuring that our at home care ecosystem continues to function during these difficult times. While it is too early to tell what the impact of this situation could be on our business going forward, rest assured, we are operating at a high level of service to meet the current demand for our products. As always, we will continue to keep our stakeholders fully apprised of any material developments.

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com

Investor Relations:

Oak Hill Financial Inc.

Jonathan L. Robinson CFA

416-669-1001

jrobinson@oakhillfinancial.ca